Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

February 13, 2006

Via EDGAR

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Fiserv, Inc. Form 10-K for Fiscal Year Ended December 31, 2004Form 8-K filed on October 21, 2005File No. 001-14918

Dear Mr. Skinner:

        On behalf of Fiserv, Inc. (the “Company”), following is our response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated February 8, 2006 in connection with the Staff’s review of the above-referenced filings. We have repeated the comment of the Staff in bold and followed the comment with our response.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Income, page 2

1.	We have read your responses to prior comment numbers 1 and 3. We do not believe that revising your income statement classifications prospectively beginning with your first quarter of fiscal 2006 is appropriate. Rather, we believe that the income statements for each year presented within your 2005 Form 10-K should comply with Rule 5-03 of Regulation S-X. In addition, you should also include your proposed supplemental cash flow disclosures related to discontinued operations on the face of your statements of cash flows for each year presented.

Company Response:

        The Company will revise its income statement presentation for each year presented in its 2005 Form 10-K in the format as described in its letter dated February 6, 2006 and its related response to comment number three. In addition, the Company will include in its 2005 Form 10-K its proposed supplemental cash flow disclosures related to discontinued operations on the face of its statements of cash flows for each year presented in the format as indicated in its January 6, 2006 letter and it related response to comment number one.

Mr. Brad Skinner
February 13, 2006

        The Company would also request a final letter from the Staff indicating completion of their review based on the Company’s response in the previous paragraph.

*  *  *

        The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (262) 879-5513.

Very truly yours,
/s/ Thomas J. Hirsch
Senior Vice President and Corporate Controller
cc:	Chauncey Martin, Staff Accountant Mark Kronforst, Senior Staff Accountant U.S. Securities and Exchange Commission